Exhibit 99.6

TEVOGEN BIO HOLDINGS INC.

2024 OMNIBUS INCENTIVE PLAN

RESTRICTED Stock Award Agreement

COVER SHEET

Tevogen Bio Holdings Inc., a Delaware corporation (the “Company”), hereby grants shares of the Company’s common stock, par value $0.0001 per share (the “Stock”), to the Grantee named below, subject to the vesting conditions set forth below (such grant, the “Award”). Additional terms and conditions of the Award are set forth on this cover sheet and in the attached Restricted Stock Award Agreement (together, the “Agreement”) and in the Tevogen Bio Holdings Inc. 2024 Omnibus Incentive Plan (as it has been or may be amended and/or restated from time to time, the “Plan”).

Grant Date:	June 27, 2025

Name of Grantee:	Ryan Saadi

Number of Shares of Stock Covered by the Award (the “Shares”):	8,000,000

Vesting Commencement Date:	June 27, 2032

Vesting Schedule:	Four equal annual installments beginning on June 27, 2032

By your electronic acknowledgement of this Agreement, you agree to all of the terms and conditions described in the Agreement and in the Plan (a copy of which has been made available to you and will be provided on request). You acknowledge that you have carefully reviewed the Plan and agree that the Plan shall control in the event any provision of this Agreement should appear to be inconsistent with the Plan. You must accept your award no later than 5 pm Eastern Time, five (5) business days prior to the first vesting date occurring after the Grant Date or your entire award will be cancelled.

Grantee:	/s/ Ryan Saadi	Date:	July 11, 2025
(Signature)

Company:	/s/ Kirti Desai	Date:	July 11, 2025
(Signature)

Name:	Kirti Desai

Title:	Chief Financial Officer

Attachment

This is not a stock certificate or a negotiable instrument.

Tevogen Bio Holdings Inc.

2024 oMNIBUS INCENTIVE PLAN

RESTRICTED Stock Award Agreement

Restricted Stock	This Agreement evidences an award of Shares in the number set forth on the cover sheet and subject to the terms and conditions set forth in the Agreement and the Plan.

Vesting

Your Shares shall vest in accordance with the vesting schedule set forth on the cover sheet of this Agreement, so long as you continue in Service on each applicable vesting date. For purposes of this Agreement, the term “vest” shall mean, with respect to any Shares, that such Shares are no longer subject to forfeiture to the Company. Shares that have not vested are deemed “Restricted Shares.”

Upon vesting, any resulting fractional Shares will be rounded to the nearest whole Share and shall be rounded up or down as necessary as of the last applicable vesting date; provided, in all cases, you cannot vest in more than the number of Shares in your Award, as set forth on the cover sheet of this Agreement.

Vesting upon Death or Disability	In the event your Service terminates due to your death or Disability, your Restricted Shares will immediately become fully vested as of the date of such termination.

Leaves of Absence

For purposes of this Agreement, your Service does not terminate when you go on a bona fide leave of absence that was approved by your employer in writing if the terms of the leave provide for continued Service crediting, or when continued Service crediting is required by Applicable Laws. Your Service terminates in any event when the approved leave ends unless you immediately return to active employee work.

Your employer may determine, in its discretion, which leaves count for this purpose and when your Service terminates for all purposes under the Plan in accordance with the provisions of the Plan. Notwithstanding the foregoing, the Company may determine, in its discretion, that a leave counts for this purpose even if your employer does not agree.

Transfer Restrictions	Restricted Shares may not be sold, transferred by gift, pledged, hypothecated or otherwise transferred or disposed of prior to the date when the Shares become vested. Any attempt to transfer Restricted Shares in violation of this Agreement will be null and void and will be disregarded, and you will forfeit the Shares granted pursuant to this Award.

Forfeiture of Restricted Shares	Unless the termination of your Service triggers accelerated vesting of your Restricted Shares pursuant to the terms of this Agreement, the Plan, a written employment or other written compensatory agreement between you and the Company or an Affiliate, or a written compensatory program or policy of the Company or an Affiliate otherwise applicable to you, you will immediately and automatically forfeit to the Company all of your Restricted Shares in the event your Service terminates for any reason.

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Forfeiture of Rights

You understand and agree that if the Company, acting through the Committee, determines that you engaged in Conduct Detrimental to the Company during your Service or during the twelve (12)-month period following the termination of your Service, (i) your Restricted Shares shall immediately and automatically expire; and (ii) if you have vested in any Shares during the twelve (12)-month period prior to your actions, you will owe the Company a cash payment (or forfeiture of shares of Stock) in an amount determined as follows: (a) for any Shares that you have sold prior to receiving notice of the foregoing determination from the Company, the amount will be the proceeds received from any and all sales of those Shares, and (b) for any Shares that you still own, the amount will be the number of Shares owned times the Fair Market Value of the Shares on the date you receive such notice from the Company (provided, that the Company may require you to satisfy your payment obligations hereunder either by forfeiting and returning to the Company the Shares or any other shares of Stock or making a cash payment or a combination of these methods as determined by the Company in its sole discretion). You understand and agree that the forfeiture and/or repayment under this Agreement is separate from and does not preclude the Company from seeking relief based on your conduct that constitutes Conduct Detrimental to the Company.

For purposes of this provision, “Conduct Detrimental to the Company” means:

(i)	You engage in serious misconduct, whether or not such serious misconduct is discovered by the Company prior to the termination of your Service;

(ii)	You breach your obligations to the Company or an Affiliate under any of your written agreements with the Company or an Affiliate; or

(iii)	You engage in Conflicting Activities (as defined below).

For purposes of this Agreement, “Conflicting Activities” means, without advance, express, written consent of the Company:

(a)	You work or perform services (including contract, consulting, or advisory services) for a Direct Competitor in any geographic area where the Company or an Affiliate materially conducts business, if your services are similar in any material way to the services you performed for the Company or an Affiliate in the twelve (12) months preceding the termination of your Service;

(b)	Except for communications made on behalf of the Company or an Affiliate in the scope of your Service, you advise, assist, attempt to influence or otherwise induce or persuade (or assist any other person in advertising, attempting to influence or otherwise induce or persuade) any person employed by the Company or an Affiliate to end such employment with the Company or an Affiliate; or

(c)	You solicit, divert, take away, or attempt to solicit, divert or take away, directly or by assistance of others, any business from the Company’s clients or customers, including actively sought clients or customers, with whom you have or have had material contact during your Service for purposes of providing products or services that are competitive with those provided by the Company.

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For purposes of this Agreement, the term “Direct Competitor” means any entity or other business concern that offers or plans to offer products or services that are materially competitive with any of the position, navigation, and/or timing products or services being manufactured, offered, marketed, or actively developed by the Company as of the date your Service ends.

You understand and agree that neither this provision nor any other provision of this Agreement prohibits you from engaging in Conflicting Activities but only requires the forfeiture and/or repayment as set forth herein if you engage in Conflicting Activities. If you desire to engage in Conflicting Activities, you agree to seek written consent from the Company prior to engaging in the Conflicting Activities. If you enter into any business, employment, or service relationship during your Service or within the twelve (12) months following the termination of your Service, you agree to provide the Company sufficient information regarding the relationship to enable the Company to determine whether that relationship constitutes Conflicting Activities. You agree to provide such information within five (5) business days after entering into the business, employment, or service relationship.

Evidence of Issuance	The issuance of the Shares shall be evidenced in such a manner as the Company, in its discretion, deems appropriate, including, without limitation, by (i) book-entry registration or (ii) issuance of one or more share certificates. Any such registration or certificates shall be notated to evidence the restrictions imposed on such Shares under the Plan and this Agreement. As your Award vests, the recordation of the number of Restricted Shares attributable to you will be appropriately modified if necessary. Each issuance of shares will be accompanied by a duly executed Assignment Separate from Certificate in the form attached as Exhibit A to this Agreement. To the extent stock certificates are issued with regard to Restricted Shares, such stock certificates will be held in escrow with the Secretary of the Company while the Restricted Shares remain unvested.

Legends

If and to the extent that the Restricted Shares are represented by share certificates rather than book entry, all share certificates representing the Shares issued under this grant shall, where applicable, have endorsed thereon the following legends:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VESTING, FORFEITURE, AND OTHER RESTRICTIONS ON TRANSFER SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR HIS OR HER PREDECESSOR IN INTEREST. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND WILL BE FURNISHED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY BY THE HOLDER OF RECORD OF THE SHARES REPRESENTED BY THIS CERTIFICATE.”

To the extent the Shares are represented by a book entry, such book entry will contain an appropriate legend or restriction similar to the foregoing.

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Withholding

You agree as a condition of this Agreement that you (or your estate, as applicable) will make acceptable arrangements to pay any withholding or other taxes that may be due relating to the Award. In the event that the Company or any Affiliate determines that any federal, state, local, or foreign tax or withholding payment is required relating to the Award, the Company or any Affiliate shall have the right, in the Committee’s discretion, to (i) require you to tender a cash payment, (ii) deduct the tax or withholding payment from payments of any kind otherwise due to you, (iii) permit or require you to enter into a “same day sale” commitment with a broker-dealer that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”), whereby you irrevocably elect to sell a portion of the Shares as they become vested satisfy withholding obligations and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the withholding obligations directly to the Company or any Affiliate, or (iv) withhold from the Shares otherwise issuable under this Agreement the whole number of Shares sufficient to meet such obligations, provided that, to the extent required to avoid adverse accounting consequences to the Company, the Shares so withheld will have an aggregate Fair Market Value not exceeding the minimum amount of tax required to be withheld by Applicable Laws.

You agree that the Company or any Affiliate shall be entitled to use whatever method it may deem appropriate to recover such taxes. You further agree that the Company or any Affiliate may, as it reasonably considers necessary, amend or vary this Agreement to facilitate such recovery of taxes.

Section 83(b) Election

Under Section 83 of the Code, the difference between the purchase price paid for the Restricted Shares and their Fair Market Value on the date any forfeiture restrictions applicable to such shares lapse will be reportable as ordinary income at that time. For this purpose, “forfeiture restrictions” include the forfeiture as to unvested Restricted Shares described above. You may elect to be taxed at the time the Restricted Shares are granted, rather than when such shares cease to be subject to such forfeiture restrictions, by filing an election under Section 83(b) of the Code with the Internal Revenue Service within thirty (30) days after the Grant Date on the Cover Sheet accompanying this Agreement. If you are eligible to file an election and elect to do so, you will have to make a tax payment to the extent the purchase price is less than the Fair Market Value of the shares on the Grant Date. No tax payment will have to be made to the extent the purchase price is at least equal to the Fair Market Value of the shares on the Grant Date. Failure to make this filing within the applicable thirty (30)-day period will result in the recognition of ordinary income by you (in the event the Fair Market Value of the shares as of the vesting date exceeds the purchase price) as the forfeiture restrictions lapse.

YOU ACKNOWLEDGE THAT IT IS YOUR SOLE RESPONSIBILITY, AND NOT THE COMPANY’S, TO FILE A TIMELY ELECTION UNDER CODE SECTION 83(b), EVEN IF YOU REQUEST THE COMPANY OR ITS REPRESENTATIVES TO MAKE THIS FILING ON YOUR BEHALF. YOU ARE RELYING SOLELY ON YOUR OWN ADVISORS WITH RESPECT TO THE DECISION AS TO WHETHER OR NOT TO FILE ANY CODE SECTION 83(b) ELECTION.

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Trading Restrictions	In the event that (i) any Restricted Shares are scheduled to vest on a date (the “Original Vesting Date”) that does not occur: (A) during an open “window period” applicable to you, as determined by the Company in accordance with the Company’s then-effective policy on trading in Company securities (the “Policy”); (B) on a date on which you are permitted to sell shares of Stock pursuant to a written plan that meets the requirements of Rule 10b5-1 under the Exchange Act, as determined by the Company in accordance with the Policy; or (C) on a date when you are otherwise permitted to sell shares of Stock on the open market, and (ii) the Company elects not to satisfy its tax withholding obligations by withholding Shares from the Shares otherwise deliverable, withholding from other compensation otherwise payable to you by the Company or its Affiliates, or by permitting you to pay your withholding taxes in cash, then such Shares will not be delivered on such Original Vesting Date and will instead be delivered as of the earlier of (1) the first date you are not subject to any such policy or restriction and (2) the later of (I) the last day of the calendar year in which such distribution would otherwise have been made, and (II) a date that is immediately prior to the expiration of two and one-half months following the date such distribution would otherwise have been made hereunder.

Stockholder Rights	You will have the right to vote your Shares and the right to receive dividend payments or distributions declared or paid with respect to your Shares. To the extent any cash dividend payments are paid on Restricted Shares, such payments shall only be made or paid upon the satisfaction of vesting conditions and restrictions applicable to the Shares under this Agreement. All stock dividend payments or distributions, if any, that you receive with respect to the Restricted Shares as a result of any stock split, stock dividend, combination of stock, or other similar transaction shall be subject to the same vesting conditions and restrictions as applicable to such underlying Restricted Shares. You may at any time obtain a copy of the prospectus related to your Award pursuant to this Agreement by accessing the prospectus at http://tevogen.sharepoint.com. Additionally, you may receive a paper copy of the prospectus free of charge from the Company by contacting Kirti Desai, Tevogen Bio Holdings Inc., 15 Independence Boulevard, Suite #210, Warren, NJ 07059, (877) 838-6436, kirti.desai@tevogen.com.

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No Right to Continued Employment or Other Service	This Agreement and the Award evidenced by this Agreement do not give you the right to expectation of employment or other Service by, or to continue in the employment or other Service of, the Company or any Affiliate. Unless otherwise specified in a written employment or other written compensatory agreement between you and the Company or an Affiliate, the Company or any Affiliate, as applicable, reserves the right to terminate your employment or other Service relationship with the Company or an Affiliate at any time and for any reason.

Corporate Activity	Your Shares shall be subject to the terms of any applicable agreement of merger, liquidation, or reorganization in the event the Company is subject to such corporate activity, consistent with Section 16 of the Plan.

Clawback	The Shares are subject to mandatory repayment by you to the Company in the circumstances specified in the Plan, including to the extent you are or in the future become subject to any Company “clawback” or recoupment policy or Applicable Laws that require the repayment by you to the Company of compensation paid by the Company to you in the event that you fail to comply with, or violate, the terms or requirements of such policy or Applicable Laws.

Governing Law & Venue

You understand and agree that the Company is a Delaware corporation and that your Shares may be part of a contemporaneous grant of many similar awards to individuals located in numerous jurisdictions. You agree that this Agreement and the Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, United States of America, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of any other jurisdiction.

Each party hereby expressly consents to the exercise of jurisdiction by such courts and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to such laying of venue (including the defense of inconvenient forum).

Compliance with Foreign Exchange Laws	Local foreign exchange laws may affect your Award or the vesting of your Restricted Shares. You are responsible for obtaining any exchange control approval that may be required in connection with such events. Neither the Company nor any of its Affiliates will be responsible for obtaining such approvals or liable for the failure on your part to obtain or abide by such approvals. This statement does not constitute legal or tax advice upon which you should rely. You should consult with your personal legal and tax advisers to ensure your compliance with local laws. You agree to comply with all Applicable Laws and pay any and all applicable taxes associated with the grant or vesting of the Restricted Shares.

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The Plan

The text of the Plan is incorporated into this Agreement by reference.

Certain capitalized terms used in this Agreement are defined in the Plan and have the meaning set forth in the Plan.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding the Award. Any prior agreements, commitments, or negotiations concerning the Award are superseded, except that any written employment, consulting, confidentiality, non-competition, non-solicitation, and/or severance agreement between you and the Company or an Affiliate, as applicable, shall supersede this Agreement with respect to its subject matter.

Data Privacy	As a condition of the grant of the Shares, you consent to the collection, use, and transfer of personal data as described in this paragraph. You understand that the Company and its Affiliates hold certain personal information about you, including your name, home address and telephone number, date of birth, social security number or equivalent, salary, nationality, job title, ownership interests or directorships held in the Company or its Affiliates, and details of all equity awards or other entitlements to shares of Stock awarded, cancelled, exercised, vested or unvested (“Data”). You further understand that the Company and its Affiliates will transfer Data amongst themselves as necessary for the purposes of implementation, administration, and management of your participation in the Plan, and that the Company and any of its Affiliates may each further transfer Data to any third parties assisting the Company in the implementation, administration, and management of the Plan. You understand that these recipients may be located in the European Economic Area or elsewhere, such as the United States. You authorize them to receive, possess, use, retain, and transfer such Data as may be required for the administration of the Plan or the holding of shares of Stock on your behalf, in electronic or other form, for the purposes of implementing, administering, and managing your participation in the Plan, including any requisite transfer to a broker or other third party with whom you may elect to deposit any shares of Stock acquired under the Plan. You understand that you may, at any time, view such Data or require any necessary amendments to the Data.

Notice Delivery	By accepting the Award, you agree that notices may be given to you in writing either at your home or mailing address as shown in the records of the Company or an Affiliate or by electronic transmission (including e-mail or reference to a website or other URL) sent to you through the normal process employed by the Company or the Affiliate, as applicable, for communicating electronically with its employees.

By accepting this Agreement, you agree to all of

the terms and conditions described above and in the Plan.

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EXHIBIT A

STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto Tevogen Bio Holdings, Inc., a Delaware corporation (the “Company”), __________ (_______) shares of the Company’s common stock and does hereby irrevocably constitute and appoint the Secretary of the Company to transfer the said shares on the books of the Company with full power of substitution.

DATED: ________________

Ryan Saadi
Print Name

/s/ Ryan Saadi
Signature

Spouse Consent (if applicable)

_____________ (Award recipient’s spouse) indicates by the execution of this Agreement his or her consent to be bound by the terms herein as to his or her interests, whether as community property or otherwise, if any, in the shares of the Company’s common stock.

Signature

[Please sign this document but do not date it. The date and information of the transferee will be completed if and when the shares are assigned.]

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